SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-1 and Rule 13d-2)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

CHINA XD PLASTICS COMPANY LIMITED

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

16948F107

(CUSIP Number)

Jie HAN

XD. Engineering Plastics Company Limited

Faith Dawn Limited

Faith Abundant Limited

No. 9 Dalian North Road, Haping Road Centralized Industrial Park,

Harbin Development Zone,

Heilongjiang Province, P. R. China, 150066

(86) 451-8434-6600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16948F107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): XD. Engineering Plastics Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,960,788
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,960,788
11.	AGGREGATE AMOUNT BENEFICIALLY OWED BY EACH REPORTING PERSON: 6,960,788[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7% [2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1	6,960,788 shares consist of 5,960,788 of Common Stock, par value $0.0001 per share (“Common Stock”), and 1,000,000 shares of outstanding Series B Preferred Stock, par value $0.0001 per share (“Series B Preferred Stock”).
2

Based on 71,548,841 total issued share capital of the Issuer, including 70,548,841 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited’s Form 10-Q, as filed with the Securities and Exchange Commission on November 16, 2020.

.

CUSIP No. 16948F107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): JIE HAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 35,865,054
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 35,865,054
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 35,865,054[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.1% [2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1	35,865,054 shares consist of (a) 28,904,266 shares of Common Stock directly owned by Mr. Han and (b) 5,960,788 shares of Common Stock and 1,000,000 shares of Series B Preferred Stock beneficially owned by Mr. Han through his 100% ownership of XD. Engineering Plastics Company Limited.
2	Based on 71,548,841 total issued share capital of the Issuer, including 70,548,841 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited’s Form 10-Q, as filed with the Securities and Exchange Commission on November 16, 2020.

CUSIP No. 16948F107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Faith Dawn Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 35,865,054[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 35,865,054[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 35,865,054[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.1% [2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1	Includes 34,865,054 shares of the Company’s Common Stock and 1,000,000 shares of Series B Preferred Stock held directly by the other Reporting Persons. Faith Dawn Limited is controlled by Mr. Jie Han who is its sole director. Mr. Jie Han is also the sole shareholder and sole director of Faith Abundant Limited, the sole shareholder of Faith Dawn Limited. Pursuant to the Equity Contribution and Voting Agreement as described in the Schedule 13D, Faith Dawn Limited has the irrevocable proxy to vote the Rollover Shares (as defined in the Schedule 13D) held by the other Reporting Persons as indicated in the Equity Contribution and Voting Agreement. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Faith Dawn Limited may be deemed to beneficially own all of the Rollover Shares held by the other Reporting Persons in the Company and share with the other Reporting Persons the voting power and dispositive power of such shares. See Item 5.
2	Based on 71,548,841 total issued share capital of the Issuer, including 70,548,841 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited’s Form 10-Q, as filed with the Securities and Exchange Commission on November 16, 2020.

CUSIP No. 16948F107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Faith Abundant Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 35,865,054[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 35,865,054[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 35,865,054[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.1% [2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1	Includes 34,865,054 shares of the Company’s Common Stock and 1,000,000 shares of Series B Preferred Stock held directly by the other Reporting Persons. Faith Abundant Limited, as the sole shareholder of Faith Dawn Limited, may be deemed to beneficially own all of the Rollover Shares held by the other Reporting Persons in the Company and share with the other Reporting Persons the voting power and dispositive power of such shares. See Item 5.
2	Based on 71,548,841 total issued share capital of the Issuer, including 70,548,841 outstanding shares of Common Stock and 1,000,000 shares of outstanding Series B Preferred Stock, as reported in China XD Plastics Company Limited’s Form 10-Q, as filed with the Securities and Exchange Commission on November 16, 2020.

This amendment No.9 (this “Amendment No. 9”) is filed jointly by XD. Engineering Plastics Company Limited, Mr. Jie Han, Faith Dawn Limited and Faith Abundant Limited, with respect to China XD Plastics Company Limited (the “Company” or “Issuer”).

This Amendment No. 9 amends and supplements the Schedule 13D (the “Schedule 13D”), as amended and supplemented by Amendment No. 8 filed on December 14, 2020 by the Reporting Persons. Capitalized terms used but not defined in this Amendment No. 9 shall have the meanings assigned to such terms in the Schedule 13D. Except as amended or supplemented by this Amendment No. 9, all other information in the Schedule 13D is as set forth therein.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by

(1) adding the following sentence at the end thereof:

On February 7, 2021, Parent, Merger Sub and the Company entered into an Amendment No. 2 to the Merger Agreement (the “Amendment”), pursuant to which extended the Termination Date (as defined in the Merger Agreement) from February 7, 2021 to May 10, 2021.”

(2) replacing the entirety of the last paragraph in the section with the caption of “Merger Agreement” with the following text:

“The Merger Agreement contains certain termination rights for the Company and Parent, including, among others, if the Board (acting upon the recommendation of the Special Committee) or the Special Committee have effected a Change in Company Recommendation (as defined in the Merger Agreement). Upon termination of the Merger Agreement under specified circumstances, including in connection with entry into an agreement with respect to a Superior Proposal, the Company will be required to pay Parent a termination fee of $1,000,000. The Merger Agreement also provides that Parent will be required to pay the Company a termination fee of $2,000,000 in certain other circumstances, including if the Merger Agreement is terminated by the Company as a result of a breach by Parent or Merger Sub of its representations, warranties, covenants and agreements set forth in the Merger Agreement or the failure of Parent to consummate the Closing (as defined in the Merger Agreement) when all other conditions to closing the Transactions have been satisfied. Subject to certain limitations, either party may terminate the Merger Agreement if the Merger is not consummated by May 10, 2021.”

Item 7.    Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following thereto:

Exhibit 7.07: Amendment No.2 to the Merger Agreement dated as of February 7, 2021 by and among the Company, Parent and Merger Sub.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2021

XD. Engineering Plastics Company Limited

By:	/s/ Jie HAN
Name: Jie HAN Title: Authorized Signatory

Jie HAN

By:	/s/ Jie HAN

Faith Dawn Limited

By:	/s/ Jie HAN
Name: Jie HAN Title: Authorized Signatory

Faith Abundant Limited

By:	/s/ Jie HAN
Name: Jie HAN Title: Authorized Signatory